EXHIBIT 99.1

Van Leeuwenhoeck Issues Updated Addex Equity Research Report

Geneva, Switzerland, July 20, 2020 – Addex Therapeutics (SIX: ADXN), a leading company pioneering allosteric modulation-based drug discovery and development today announced that the independent life science equity research company, Van Leeuwenhoeck, has issued an equity research report highlighting the Addex investment opportunity and a valuation of CHF13-14 per share. Analyses in the report notes a significant undervaluation of Addex, which is trading currently at CHF1.40 per share, as well as key near term value drivers including the start of a pivotal registration study of dipraglurant for levodopa-induced dyskinesia associated with Parkinson’s disease and the recently announced decision of Addex partner Janssen Pharmaceuticals Inc., to advance ADX71149 into a Phase 2a proof of concept study in epilepsy.

“We believe Addex is fundamentally undervalued and the start of pivotal registration studies in PD-LID as well as positive news flow from its other in-house discovered programs is likely to drive significant share price appreciation in the coming 12 months,” commented Marcel Wijma, Chief Research Analyst at Van Leeuwenhoeck Institute. “Added to this, Addex has a leading position in allosteric modulation and a broad pipeline, which provides significant value inflection points in the medium to long term.”

The full analyst research report is available on www.leeuwenhoeck.com and on Addex website at https://www.addextherapeutics.com/en/investors/downloads/.

About Van Leeuwenhoeck Research and their research report

Van Leeuwenhoeck Institute, (“VLI”) is actively engaged in the financial research of life sciences companies in Europe, North America, Australia and emerging markets such as Asia and India. The VLI team conducts fundamental financial research, independently from any specific broker, bank, or investor. A select circle of top analysts assists the firm in conducting fundamental biotech research according to the highest standards. The team’s sector expertise, combined with an active network of well-respected scientists and biotech business analysts, adds value to VLI’s research. VLI provides institutional investors and other professional investors with independent, un-biased research on the real value of innovative Life Sciences companies.

About Addex Therapeutics

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is scheduled to enter a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID). In parallel, dipraglurant's therapeutic use in dystonia is being investigated in preclinical models. Addex's second clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM) is being developed in collaboration with Janssen Pharmaceuticals, Inc for the treatment of epilepsy. In addition, Addex’s GABAB PAM program has been licensed to Indivior PLC for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 Email: PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Disclaimer / Forward-looking statements: This communication does not constitute an offer or invitation to subscribe for or purchase any securities of Addex Therapeutics Ltd. This publication may contain certain forward-looking statements concerning the Company and its business. Such statements involve certain risks, uncertainties and other factors which could cause the actual results, financial condition, performance or achievements of the Company to be materially different from those expressed or implied by such statements. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. The Company disclaims any obligation to update these forward-looking statements.